CONSENT


 I, the undersigned, hereby consent to being named as nominee to the Intergraph Corporation Board of Directors in the Proxy Statement relative to the Annual Meeting of Shareholders to be held May 17, 2001, and hereby consent to serve as a director of Intergraph Corporation, if elected.


        Dated this 8th day of March 2001.



        Signature: /s/ Linda Green
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                       Linda Green